Law Department
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Mary Jo Ardington
Associate General Counsel
Phone: 260-455-3917
Fax: 260-455-5135
MaryJo.Ardington@LFG.com

VIA Email

September 24, 2014

Alberto H. Zapata, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
100 F Street, NE
Washington, DC  20549-0506

RE:       Lincoln National Variable Annuity Account L of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Group Variable Annuity Contracts
File No. 333-198911 Lincoln Retirement Income RolloverSM Version 1

Dear Mr. Zapata:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln National Variable Annuity Account L (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain group variable annuity contracts marketed under the name Lincoln Retirement Income RolloverSM Version 1 (“the RIR Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission via EDGAR on September 24, 2014.

The RIR Contracts are in many respects similar to certain group variable annuity contracts issued by Lincoln through the Account (specifically, Lincoln Secured Retirement IncomeSM Version 1; File No. 333-187072) (the “SRI Contracts”). The disclosure included in the Registration Statement is based on the disclosure included in the currently effective registration statement for the SRI Contracts although it has been modified to reflect language specific to this product. The registration statement for the SRI Contracts was previously reviewed by the staff of the Office of Insurance Products, Division of Investment Management (“the Staff”). The enclosed copies of the prospectus and Statement of Additional Information included in the Registration Statement have been marked to show changes from the current prospectus and statement of additional information for the SRI Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The SRI Contracts are sold to Lincoln’s defined contribution plans to provide participants with guaranteed lifetime periodic withdrawals.  The RIR contracts will be made available to those former plan participants who are eligible for a rollover distribution and wish to carry over their current benefit and establish an IRA. Under the RIR Contracts, the participant will continue (or may begin) to receive the Guaranteed Withdrawal Benefit, which provides guaranteed lifetime periodic withdrawals that may increase based on annual step-ups and age-based increases to the withdrawal amount, regardless of the investment performance of the contract.

The only material difference between the RIR Contracts and the SRI Contracts is that the RIR Contracts have an annual asset charge for the administration of the IRA that is deducted monthly. Other notable differences include:

•	the use of the following terms: certificate, annuitant, annuitant account value (RIR Contracts) instead of contract, contractowner, and contract value (SRI contracts);
•	language to account for the rollover to the IRA;
•	language applicable to those who previously began receiving benefits under the SRI Contract before the rollover and applicable to those who elected to receive benefits under the IRA.

We believe the blacklining accurately reflects the differences outlined above.

Any questions or comments regarding this filing may be directed to my attention at 260-455-3917.  Thank you for your assistance.

Sincerely,

Mary Jo Ardington
Associate General Counsel


Lincoln Retirement Income RolloverSM Version 1
Group Variable Annuity Contract with Certificates
Lincoln National Variable Annuity Account L

Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
1-800-341-0441

This prospectus describes a group variable annuity contract and Certificates with a Guaranteed Withdrawal Benefit that is issued by The Lincoln National
Life Insurance Company (Lincoln Life or Company). This contract is for use with qualified plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code.
Generally, you do not pay federal income tax on the contract's growth until it is paid out. IRAs provide tax deferral, however, whether or not the funds are invested in an annuity contract. Further, if your contract is a Roth IRA, you generally will not pay income tax on distributions, provided certain conditions are met. Therefore, there should be reasons other than tax deferral for acquiring this contract. This contract is available to former plan participants who are eligible for a rollover distribution and wish to carry over their current Guaranteed Withdrawal Benefit from the Lincoln Secured Retirement
IncomeSM variable annuity. It is designed to accumulate Annuitant Account Value
(AAV) and to provide retirement income over a certain period of time, or for life, subject to certain conditions. The benefits offered under this contract may be variable or a fixed amount, if available, or a combination of both. This contract also offers a Death Benefit payable upon the death of the Annuitant.

The state in which your Certificate is issued will govern whether or not certain features are available, and the applicability of any restrictions, limitations, charges and fees. All material state variations are discussed in this prospectus, however, non-material variations may not be discussed. You should refer to your contract regarding state-specific features. Please check with your registered representative regarding availability.

The minimum initial Purchase Payment must be an eligible rollover from a qualified plan that was invested in the Lincoln Secured Retirement IncomeSM annuity (defined as Rollover Money). In most cases, the prior participant from the qualified plan will be the Annuitant. Additional Purchase Payments may be made, subject to certain restrictions, and must be at least $100 per payment
($25 if transmitted electronically), and at least $300 annually.

All Purchase Payments will be placed in Lincoln National Variable Annuity
Account L (Variable Annuity Account (VAA)). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the AAV derived from Purchase Payments. If the Subaccount makes money, your AAV goes up; if the
Subaccount loses money, it goes down. How much it goes up or down depends on the performance of the fund. We do not guarantee how the Subaccount or its fund will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment. The Purchase Payments are not bank deposits, and the contract is not endorsed by any bank or government agency.

The available fund is: LVIP Managed Risk Profile Moderate Fund (fund), a series of the Lincoln Variable Insurance Products Trust. The fund is a fund of funds and invests substantially all of its assets in other funds.

This prospectus gives you information about the contract that you should know before deciding to invest in a contract and make Purchase Payments. You should also review the prospectus for the fund and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contract is in the current Statement of Additional
Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write The Lincoln National Life
Insurance Company, P.O. Box 2340, Fort Wayne, IN 46801 or call 1-800-341-0441.
The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the
SAI on the last page of this prospectus.

_______, 2014

                                                                               1

Table of Contents

Item                                                                 Page

Special Terms                                                         3
Expense Tables                                                        4
Summary of Common Questions                                           5
The Lincoln National Life Insurance Company                           6
Variable Annuity Account (VAA)                                        7
Charges and Other Deductions                                          9
The Contract                                                         11
 Guaranteed Withdrawal Benefit                                       12
 Surrenders and Withdrawals                                          16
 Annuity Payouts                                                     17
Federal Tax Matters                                                  18
Voting Rights                                                        21
Distribution of the Contracts                                        22
Return Privilege                                                     23
Other Information                                                    23
Legal Proceedings                                                    23
Statement of Additional Information
Table of Contents for Lincoln National Variable Annuity Account L    24


Special Terms
In this prospectus, the following terms have the indicated meanings:

Account or Variable Annuity Account (VAA)-The segregated investment account,
Account L, into which we set aside and invest the assets of the contract offered in this prospectus.

Accumulation Unit-A measure used to calculate AAV for the contract before the
Annuity Commencement Date.

Annuitant (you, your)-The person upon whose life the annuity payments are based and the person who can exercise the rights under the contract (including investment allocations, transfers, payout option, designation of the
Beneficiary, etc.). The Annuitant was previously the participant in a qualified plan that was invested in the Lincoln Secured Retirement IncomeSM variable annuity.

Annuitant Account Value (AAV)-The value of the VAA held under the contract on your (the Annuitant's) behalf. The Contractowner will maintain an AAV for each
Annuitant.

Annuity Commencement Date-The Valuation Date when funds are withdrawn to provide a fixed dollar payout for payment of annuity benefits under the Annuity
Payout option you select .

Annuity Payout- An amount paid at regular intervals after the Annuity
Commencement Date under one of several options available to the Annuitant and/or any other payee. This amount is paid on a fixed basis.

Automatic Annual Step-up-A feature that provides an automatic step-up of the
Income Base to the AAV, subject to certain conditions.

Benefit Year-The 12-month period starting with the GWB Effective Date and starting with that date each subsequent year.

Beneficiary-The person or entity you choose to receive any Death Benefit payable upon the death of the Annuitant.

Certificate-A legal document we issue to each person covered under this group annuity contract. The Certificate is proof of participation in the contract, describes the coverage guaranteed to you, and outlines all essential terms and conditions of the contract.

Certificate Effective Date-The date this Certificate is issued and in force as shown on the Certificate Specification page.

Contractowner-The Lincoln Financial Group Trust Company, LLC.

Death Benefit-Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Annuitant dies.

Excess Withdrawals-Amounts withdrawn from the AAV which may decrease or eliminate guarantees under the Guaranteed Withdrawal Benefit. All withdrawals are Excess Withdrawals except withdrawals to provide the Guaranteed Annual
Income, the Guaranteed Withdrawal Benefit charge, and the asset charge.

Good Order-The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good
Order, and we reserve the right to change or waive any Good Order requirements at any time.

Guaranteed Annual Income (GAI)-The guaranteed periodic withdrawal amount available from the AAV each Benefit Year for life.

Guaranteed Annual Income Effective Date-The Valuation Date the request to receive Guaranteed Annual Income amounts is approved by the Home Office.

Guaranteed Withdrawal Benefit-This feature provides guaranteed lifetime periodic withdrawals called GAI that may increase based on Automatic Annual
Step-ups and also age-based increases to the withdrawal amount, regardless of investment performance of the contract and provided certain conditions are met.

Guaranteed Withdrawal Benefit Effective Date (GWB Effective Date)-The date of the first Purchase Payment into the Lincoln Secured Retirement IncomeSM contract by the Annuitant.

Income Base-A value used to calculate the Guaranteed Annual Income amount.

Lincoln Life (we, us, our, Company)-The Lincoln National Life Insurance
Company.

Purchase Payments-The sum of all amounts paid into the AAV. Purchase Payments are allocated to the LVIP Managed Risk Profile Moderate Fund and are used to fund the Guaranteed Withdrawal Benefit.

Rollover Money-An eligible rollover from a qualified plan that was previously invested in the Lincoln Secured Retirement IncomeSM variable annuity.

Subaccount-The portion of the VAA that reflects investments in Accumulation
Units of the fund available under the contract.

Valuation Date-Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period-The period starting at the close of trading (normally 4:00
p.m. New York time) on each day that the NYSE is open for trading (Valuation
Date) and ending at the close of such trading on the next Valuation Date.

                                                                               3

Expense Tables

The following tables describe the fees and expenses that you will pay when investing in and surrendering the
                                       contract.

The first table describes the fees and expenses that you will pay at the time that you invest in or surrender the contract.

                         ANNUITANT TRANSACTION EXPENSES

There are no sales charges, deferred sales charges, or surrender charges associated with this contract.

The next table describes the fees and expenses that you will pay periodically during the time that you are invested in the contract, not including fund fees and expenses.

Separate Account Annual Expense (as a percentage of average daily net assets in the
  Subaccount):
  Mortality and Expense Risk and Administrative Charge....................................    0.05%
Guaranteed Withdrawal Benefit1............................................................
  Guaranteed Maximum Annual Charge........................................................    2.00%
  Current Annual Charge...................................................................    0.90%
Annual Asset Charge2......................................................................    0.20%

(1)   As a percentage of the Income Base, as increased for subsequent Purchase
      Payments, Automatic Annual Step-ups and decreased upon an Excess
      Withdrawal. The current monthly charge is 0.075%, not to exceed the guaranteed maximum monthly percentage charge of 0.17%. This charge is deducted from the AAV on a monthly basis.

(2)   As an annualized percentage of the AAV, deducted monthly (0.017%).

 The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you are invested in the contract. The expenses are for the year ended December 31,
2013. More detail concerning the fund's fees and expenses is contained in the prospectus for the fund.

                                                                             Minimum   Maximum
                                                                            --------- --------

      Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution and/or service
       (12b-1) fees, and other expenses)...................................  0.73%     0.73%
      Total Annual Fund Operating Expenses (after contractual waivers/
       reimbursements).....................................................  0.73%     0.73%

The following table shows the expenses charged by the fund for the year ended
  December 31, 2013:
(as a percentage of each fund's average net assets):

                                                                                                   Other
                                                              Management         12b-1 Fees        Expenses
                                                              Fees (before       (before any       (before any
                                                              any waivers/       waivers/          waivers/
                                                              reimburse-         reimburse-        reimburse-
                                                              ments)         +   ments)        +   ments)        +

LVIP Managed Risk Profile Moderate Fund - Standard Class(1)       0.25%             0.00%             0.02%

                                                                                                         Total
                                                                             Total         Total         Expenses
                                                                             Expenses      Contractual   (after
                                                              Acquired       (before any   waivers/      Contractual
                                                              Fund           waivers/      reimburse-    waivers/
                                                              Fees and       reimburse-    ments         reimburse-
                                                              Expenses   =   ments)        (if any)      ments)

LVIP Managed Risk Profile Moderate Fund - Standard Class(1)     0.46%           0.73%         0.00%         0.73%

(1)   The Total Annual Fund Operating Expenses do not correlate to the ratio of expenses to the average net assets appearing in the Financial Highlights table which reflects only the operating expenses of the Fund and does not include AFFE.

The fund has reserved the right to impose fees when funds shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. There are no redemption fees at this time.

For information concerning compensation paid for the sale of contracts, see
Distribution of the Contracts.


EXAMPLES

These examples are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses, benefit charges and fund fees and expenses.

The examples assume that you invest $10,000 for the time periods indicated, and that your investment has a 5% annual return on assets and the maximum fees and expenses of the fund. The examples also assume that the guaranteed maximum contract charges are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your Certificate at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

  $XX       $XX          $XX          $XX

2) If you annuitize or do not surrender your Certificate at the end of the applicable time period:

 1 year      3 years      5 years      10 years
--------    ---------    ---------    ---------

  $XX       $XX          $XX          $XX

For more information - See Charges and Other Deductions in this prospectus.
These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.

Summary of Common Questions

What kind of contract is this? It is a group variable annuity contract with
Certificates between the Contractowner and Lincoln Life that is designed to be an Individual Retirement Annuity (IRA) purchased with Rollover Money from the
Lincoln Secured Retirement IncomeSM variable annuity. It will be issued with the Guaranteed Withdrawal Benefit. See The Contract - Guaranteed Withdrawal
Benefit. This prospectus provides a general description of the contract.
Certain benefits, features, and charges may vary in certain states. You should refer to your contract for any state-specific provisions. All material state variations are discussed in this prospectus.

Who is eligible to receive a Certificate? The Certificate will be issued to former qualified plan participants who will purchase an IRA contract with
Rollover Money. To be eligible to receive a Certificate, the money must have been previously invested in the Lincoln Secured Retirement IncomeSM variable annuity sold by Lincoln Life to the qualified plan.

What is the Variable Annuity Account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to the Subaccount. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. Remember that because of your investment in the VAA you will benefit from any gain, and take a risk of any loss in the value of the securities in the fund's portfolios. See Variable Annuity Account.

What is my investment choice? The VAA applies your Purchase Payments to buy shares in the LVIP Managed Risk Profile Moderate Fund (fund). In turn, the fund holds a portfolio of securities consistent with its investment policy. See
Investments of the Variable Annuity Account - Description of the Fund.

Who invests the money? The investment adviser for the fund is Lincoln
Investment Advisors Corporation. See Investments of the Variable Annuity
Account - Description of the Fund.

How does the contract work? If we approve your application, we will issue you a
Certificate that outlines your rights in the group annuity contract, which include the right to receive a Guaranteed Withdrawal Benefit, a Death Benefit or an Annuity Payout if conditions are met. When you make Purchase Payments, you buy Accumulation Units. You will receive a Guaranteed Withdrawal Benefit if all conditions are met. If you decide to annuitize the AAV to receive an
Annuity Payout, the Accumulation Units are withdrawn to provide a fixed Annuity
Payout. See The Contract.

What charges will be taken from my account? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk and administrative charge. There is an additional monthly charge for the Guaranteed
Withdrawal Benefit and an annual asset charge (deducted monthly). See Expense
Tables and also the Charges and Other Deductions section of this prospectus.

The fund's investment management fee, expenses and expense limitations, if applicable, are more fully described in the Expense Tables and also the prospectus for the fund.

For information about the compensation we pay for sales of contracts, see
Distribution of the Contracts.

What Purchase Payments must be made, and how often? Subject to the minimum payment amounts, additional payments after the initial rollover are completely flexible. Please check with your registered representative. See The Contracts -
Purchase Payments.

What is the Guaranteed Withdrawal Benefit? This feature provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount
(referred to as Guaranteed Annual Income amounts) based on a percentage of an
Income Base with the potential

                                                                               5

for age-based increases to the Guaranteed Annual Income amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent Purchase Payments, Automatic
Annual Step-ups to the Income Base and is decreased by certain withdrawals in accordance with provisions described in this prospectus.

How will my Annuity Payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving Annuity Payouts as a fixed option.
See Annuity Payouts - Annuity Options.

What happens if I die before I annuitize? Your Beneficiary may receive a Death
Benefit and have options as to how the Death Benefit is paid. See Guaranteed
Withdrawal Benefit - Death Prior to the Annuity Commencement Date.

May I surrender my Certificate or make a withdrawal? Yes, we will allow the surrender of the contract or a withdrawal of AAV upon your written request on an approved Lincoln form. Any excess withdrawals may significantly reduce your
Income Base as well as your Guaranteed Annual Income amount. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20%
withholding. See Federal Tax Matters.

Do I get a free look at this Certificate? Yes, you can cancel a Certificate within twenty days (in some states longer) of the date you receive the
Certificate by giving written notice to the Home Office. See Return Privilege.

Where may I find more information about Accumulation Unit values? Because the
Subaccount which is available under the contract did not begin operation before the date of this prospectus, financial information for the Subaccount is not included in this prospectus or in the SAI.

Investment Results
The VAA advertises the annual performance of the Subaccounts for the fund on both a standardized and non-standardized basis.

The standardized calculation measures average annual total return. This is based on a hypothetical $1,000 payment made at the beginning of a one-year, a five-year and a 10-year period. This calculation reflects all fees and charges that are or could be imposed on all Contractowner accounts.

The non-standardized calculation compares changes in Accumulation Unit values from the beginning of the most recently completed calendar year to the end of that year. It may also compare changes in Accumulation Unit values over shorter or longer time periods. This calculation reflects mortality and expense risk charges. It also reflects management fees and other expenses of the fund.

The Lincoln National Life Insurance Company

The Lincoln National Life Insurance Company (Lincoln Life or Company),
organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana.
Lincoln Life is obligated to pay all amounts promised to Contractowners under the contracts.

Any guarantees under the contract that exceed your AAV, such as those associated with Death Benefit options and living benefit riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of AAV are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other
Contractowner obligations.

The general account is not segregated or insulated from the claims of the insurance company's creditors. Investors look to the financial strength of the insurance companies for these insurance guarantees. Therefore, guarantees provided by the insurance company as to benefits promised in the prospectus are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may not be able to cover or may default on its obligations under those guarantees.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.


In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our
Contractowners. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective
Contractowners to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally
Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2340, Fort
Wayne, IN 46801-2340, or call 1-800-341-0441. In addition, the Statement of
Additional Information is available on the SEC's website at http://www.sec.gov.
You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at
www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation
(NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b)
plans, and comprehensive financial planning and advisory services.

Variable Annuity Account (VAA)
On April 29, 1996, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act).

The VAA is a segregated investment account under Indiana law, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contract and the obligations set forth in the contract, other than those of the Contractowner, are ours. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the fund. The Contractowner and Participant assume the full investment risk for all amounts placed in the VAA.

Financial Statements
The December 31, 2013 financial statements of the VAA and the December 31, 2013 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-800-341-0441.

Investments of the Variable Annuity Account

Any Purchase Payments that you allocate to the Subaccount will be allocated to the Standard Class of the fund. Shares of the fund will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts.
The fund is required to redeem fund shares at net asset value upon our request.

Investment Adviser

Lincoln Investment Advisors Corporation (LIA) is the investment adviser for the fund. LIA is registered under the Investment Advisers Act of 1940. As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of the fund, as defined in the prospectus for the fund.

                                                                               7

Certain Payments We Receive with Regard to the Fund

We (or our affiliates) incur expenses in promoting, marketing, and administering the contracts (and in our role as intermediary, the funds). With respect to the fund, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate) for certain services we provide on behalf of the funds. Such services include, but are not limited to, recordkeeping; aggregating and processing purchase and redemption orders;
providing Annuitants with statements showing their positions within the funds;
processing dividend payments; providing subaccounting services for shares held by Annuitants; and forwarding shareholder communications, such as proxies, shareholder reports, dividend and tax notices, and printing and delivering prospectuses and updates to Annuitants. It is anticipated that such payments will be based on a percentage of assets of the fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and the amount we receive may be substantial. We (or our affiliates) may profit from these payments. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Annuitants, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the fund's prospectus for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

Description of the Fund

The Subaccount of the VAA is invested solely in shares of the LVIP Managed Risk
Profile Moderate Fund, a fund of funds.

The fund offered as part of this contract may have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the fund, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of the fund will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

The fund invests substantially all of its assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. This arrangement is referred to as funds of funds. Funds of funds structures may have higher expenses than funds that invest directly in debt or equity securities.

This fund may employ a risk management strategy to provide for downside protection during sharp downward movements in equity markets. This strategy could limit the upside participation of the fund in rising equity markets relative to other funds. The success of the adviser's risk management strategy depends, in part, on the adviser's ability to effectively and efficiently implement its risk forecasts and to manage the strategy for the fund's benefit.
There is no guarantee that the strategy can achieve or maintain the fund's optimal risk targets. The fund's performance may be negatively impacted in certain markets as a result of reliance on these strategies. In low volatility markets the volatility management strategy may not mitigate losses. In addition, the adviser may not be able to effectively implement the strategy during rapid or extreme market events. Such inefficiency in implementation could cause the fund to lose more money than investing without the risk management strategy or not realize potential gains. Any one of these factors could impact the success of the volatility management strategy, and the fund may not perform as expected. For more information about the fund and the investment strategies it employs, please refer to the fund's current prospectuses. Fund prospectuses are available by contacting us.

The Guaranteed Withdrawal Benefit also provides protection in the event of a market downturn. Likewise, there is an additional cost associated with the
Guaranteed Withdrawal Benefit which can limit the contract's upside participation in the markets.

Following is a brief summary of the fund description. More detailed information may be obtained from the current prospectus for the fund. You should read the fund prospectus that accompanies this prospectus carefully before investing. A prospectus for the fund is available by contacting us. In addition, if you receive a summary prospectus for the fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that the fund will achieve its stated objective.

Lincoln Variable Insurance Products Trust, advised by Lincoln Investment
    Advisors Corporation.

  o LVIP Managed Risk Profile Moderate Fund (Standard Class): Balance between high current income with growth of capital; a fund of funds.

Fund Shares

We will purchase shares of the fund at net asset value and direct them to the
Subaccount of the VAA. We will redeem sufficient shares of the fund to pay
Annuity Payouts, Death Benefits, surrender/withdrawal proceeds or for other purposes described in the contract. Redeemed shares are retired, but they may be reissued later.

Shares of the fund are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the Subaccount established by those insurance companies to fund variable annuity and variable life insurance contracts.


When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The fund currently engages in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various Annuitants participating in a fund could conflict. The fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The fund does not foresee any disadvantage to Annuitants arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.

Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the fund are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to Annuitants as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute the fund for all Annuitants or only for certain classes of Annuitants. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of Annuitants.

Substitutions may be made with respect to existing investments or the investment of future Purchase Payments, or both. We may close the Subaccount to allocations of Purchase Payments or AAV, or both, at any time in our sole discretion. The fund, which sells shares to the Subaccount pursuant to a participation agreement, also may terminate the agreement and discontinue offering its shares to the Subaccount. A substitution might also occur if shares of a fund should no longer be available, or if investment in the fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion.

If the Subaccount or fund is closed to future Purchase Payments, we may add a new investment option to the contract. As an alternative, we may substitute a new fund for the prior fund option, after obtaining any necessary approval of the SEC and upon written notice to you. At least one variable investment option will be available at all times.

We also may:
 o remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
 o transfer assets supporting the contract from one Subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contract to reflect changes to the
Subaccount and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.

Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for paying the benefits under the contracts.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required;
 o maintaining records;
 o administering Annuity Payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily Subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations; and
 o providing toll-free and website inquiry services.

The benefits we provide include:
 o a Death Benefit;

                                                                               9

 o a Guaranteed Withdrawal Benefit;
 o Annuity Payout benefits; and
 o cash surrender value benefits.

The risks we assume include:
 o the risk that Annuitants receiving Annuity Payouts live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);

 o the risk that lifetime payments to individuals from the Guaranteed
   Withdrawal Benefit will exceed the AAV;
 o the risk that the Death Benefits paid will exceed the actual AAV; and

 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the VAA. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

We apply to the daily net asset value of the Subaccount a charge which is equal to an annual rate of:

      Mortality and expense risk and administrative charge..... 0.05%

Guaranteed Withdrawal Benefit charge: The annual charge for this feature is currently 0.90% (0.075% monthly). This charge is applied to the Income Base
(initial Purchase Payment), as increased for subsequent Purchase Payments,
Automatic Annual Step-ups, and decreased for Excess Withdrawals. We will deduct the cost of this benefit from the AAV Value on a monthly basis, with the first deduction occurring on the Valuation Date on or next following the one-month anniversary of the Guaranteed Withdrawal Benefit Effective Date. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. See Guaranteed Withdrawal
Benefit - Income Base section for a discussion and example of the impact of the changes to the Income Base.

The percentage charge may increase no more frequently than once in a 12-month period and we will notify you in advance of the effective date of the change.
The charge will not exceed the guaranteed maximum annual percentage charge of
2.00%. The guaranteed maximum monthly percentage charge is 0.17%.

If the AAV Value is reduced to zero while you are receiving a Guaranteed Annual
Income, this charge will not be deducted.

Annual Asset Charge: The annual asset charge is currently 0.20% (0.017%
monthly) of the AAV. This charge is a deduction for the administration of your
IRA and is deducted on a monthly basis.

Other Charges and Deductions

There are additional deductions from and expenses paid out of the assets of the underlying fund that are more fully described in the prospectus for the fund.

Additional Information

The sales and administrative charges described previously may be reduced or eliminated for any particular contract. However, these charges will be reduced only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures;
 o the performance of administrative or sales functions by the employer;
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees; or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of sales and administrative charges applicable to a particular contract will be stated in that contract.


The Contract

Purchase of Contract

This prospectus describes the group variable annuity contract under which we allocate payments to the accounts of individual Annuitants and provide a
Guaranteed Withdrawal Benefit if all conditions are met. Each Annuitant under the group variable annuity contract receives a Certificate which summarizes the provisions of the group contract and is proof of participation.

Purchase Payments

You may make Purchase Payments to the Subaccount at any time, prior to the
Annuity Commencement Date, subject to certain conditions. You are not required to make additional Purchase Payments after the initial Purchase Payment of
Rollover Money. The minimum initial Purchase Payment is $10,000 and must be made using Rollover Money that was previously invested in the Lincoln Secured
Retirement IncomeSM variable annuity, purchased by a qualified plan from
Lincoln Life. Additional Purchase Payments may be made with qualified money from any source. The minimum annual amount for additional Purchase Payments is
$300. Please check with your registered representative about making additional
Purchase Payments since the requirements of your state may vary. The minimum
Purchase Payment at any one time must be at least $100 ($25 if transmitted electronically). If a Purchase Payment is submitted that does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you.

Purchase Payments are allocated to the LVIP Managed Risk Profile Moderate Fund and are used to fund the Guaranteed Withdrawal Benefit. If Purchase Payments are discontinued, the Certificate will remain in force as a paid-up contract.
If you submit a Purchase Payment to your agent, we will not begin processing the Purchase Payment until we receive it from your agent's broker-dealer in
Good Order.

The maximum annual Purchase Payment will be limited to $500,000 without Home
Office approval (excluding the Rollover Money). Purchase Payments which originate from other investment options available under your retirement plan and are made within 180 days of a withdrawal from the AAV may be limited to
$25,000 in the future. After the Guaranteed Annual Income Effective Date no additional Purchase Payments will be allowed if your AAV is zero. In addition, we may further limit or decline future Purchase Payments as long as we provide you 180 days-notice. It is possible that we could refuse any or all future
Purchase Payments. If future Purchase Payments cannot be made, AAVs and Income
Bases will no longer be increased by additional Purchase Payments and you will not have the opportunity to further increase your GAI amount. You should consider these Purchase Payment limitations and how they may impact their long-term investment plans, especially if the intent is to make additional
Purchase Payments over a long period of time.

Valuation Date

Accumulation Units will be valued once daily at the close of trading (normally,
4:00 p.m., New York time) on each day the New York Stock Exchange is open
(Valuation Date). On any date other than a Valuation Date, the Accumulation
Unit value will not change.

Allocation of Purchase Payments

Purchase Payments are allocated to the LVIP Managed Risk Profile Moderate Fund
Subaccount and are used to fund the Guaranteed Withdrawal Benefit. Purchase
Payments allocated to the VAA are converted into Accumulation Units and are credited to the account of each Annuitant. The number of Accumulation Units credited is determined by dividing the Purchase Payment by the value of an
Accumulation Unit on the Valuation Date on which the Purchase Payment is received in Good Order at our Home Office if received before 4:00 p.m., New
York time or the close of trading of the New York Stock Exchange. If the
Purchase Payment is received in Good Order at or after 4:00 p.m., New York time, we will process the request using the Accumulation Unit value computed on the next Valuation Date. The number of Accumulation Units determined in this way is not changed by any subsequent change in the value of an Accumulation
Unit. However, the dollar value of an Accumulation Unit will vary depending not only upon how well the fund performs, but also upon the expenses of the VAA and the fund.

Valuation of Accumulation Units

Purchase Payments allocated to the VAA are converted into Accumulation Units.
This is done by dividing the amount allocated by the value of an Accumulation
Unit for the Valuation Period during which the Purchase Payments are allocated to the VAA. The Accumulation Unit value for the Subaccount was established at the inception of the Subaccount. It may increase or decrease from Valuation
Period to Valuation Period. Accumulation Unit values are affected by investment performance of the fund, fund expenses, and the deduction of certain contract charges. We determine the value of an Accumulation Unit on the last day of any following Valuation Period as follows:

1. The total value of the fund shares held in the Subaccount is calculated by multiplying the number of fund shares owned by the Subaccount at the beginning of the Valuation Period by the net asset value per share of the fund at the end of the Valuation Period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the Valuation Period; minus

                                                                              11

2. The liabilities of the Subaccount at the end of the Valuation Period; these liabilities include daily charges imposed on the Subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of Subaccount units outstanding at the beginning of the Valuation Period.

The daily charges imposed on the Subaccount for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.

Guaranteed Withdrawal Benefit

The Guaranteed Withdrawal Benefit provides for each Annuitant (and spouse if the joint life option is elected):

 o Guaranteed lifetime periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base;

 o Automatic Annual Step-ups of the Income Base to the AAV if the AAV is equal to or greater than the Income Base and the maximum age(s) has not been reached;

 o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).

Please note any withdrawals made prior to the Guaranteed Annual Income
Effective Date or that exceed the Guaranteed Annual Income amount (referred to as Excess Withdrawals) may significantly reduce the Income Base as well as the
Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the benefit if the Income Base is reduced to zero.

The Guaranteed Withdrawal Benefit provides guaranteed, periodic withdrawals for your life or for the lives of you and your spouse (joint life option)
regardless of the investment performance of the contract, provided that certain conditions are met. For purposes of this Guaranteed Withdrawal Benefit, spouse means an individual who would be recognized as a spouse under federal law. An
Income Base is used to calculate the Guaranteed Annual Income payment from AAV, but is not available as a separate benefit upon death or surrender. The Income
Base will be carried over from the Lincoln Secured Retirement IncomeSM variable annuity under your previous retirement plan. The Income Base will be increased by subsequent Purchase Payments and Automatic Annual Step-ups, and decreased by
Excess Withdrawals in accordance with the provisions set forth below. Limits on
Purchase Payments are discussed in the Purchase Payments section of this prospectus. No additional Purchase Payments are allowed if the AAV decreases to zero after the Guaranteed Annual Income Effective Date for any reason.

The Guaranteed Withdrawal Benefit provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after you (single life option) or the younger of you or your spouse (joint life option) reach age 55.
The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age-based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for life. Under the joint life option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available.

Income Base. The Income Base is a value used to calculate the Guaranteed Annual
Income amount. The Income Base is not available as a lump sum withdrawal or as a Death Benefit. The initial Income Base under this Certificate is the amount of your Income Base that was transferred from the Lincoln Secured Retirement
IncomeSM variable annuity contract under your former retirement plan. The maximum Income Base is $2,000,000. This maximum takes into consideration the total guaranteed amounts under the living benefit riders of all Lincoln Life contracts (or contracts issued by our affiliates) in which you (and/or your spouse if joint life option) are the covered lives.

Each additional Purchase Payment automatically increases the Income Base by the amount of the Purchase Payment (not to exceed the maximum Income Base).
Additional Purchase Payments will not be allowed after the Guaranteed Annual
Income Effective Date if the AAV decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount and amounts deducted for the Guaranteed Withdrawal Benefit charge and asset charge will not reduce the
Income Base. All withdrawals prior to the Guaranteed Annual Income Effective
Date are considered Excess Withdrawals.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the AAV on the Valuation Date immediately prior to each Benefit Year anniversary if:

a) the Annuitant (single life option), or the Annuitant or spouse (joint life option) are still living and under age 86 (if both spouses are living, they both must be under age 86); and

b) the AAV on that Valuation Date, after the deduction of any withdrawals
  (including the Guaranteed Withdrawal Benefit charge and asset charge), plus any Purchase Payments made on that date, is equal to or greater than the
  Income Base.


The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

Following is an example of how the Automatic Annual Step-ups will work
(assuming no withdrawals or additional Purchase Payments):

                                                                                AAV     Income Base
                                                                            ---------- ------------

      Initial Rollover Money $50,000.......................................  $50,000      $50,000
      Valuation Date immediately prior to 1st Benefit Year anniversary.....  $54,000      $54,000
      Valuation Date immediately prior to 2nd Benefit Year anniversary.....  $53,900      $54,000
      Valuation Date immediately prior to 3rd Benefit Year anniversary.....  $57,000      $57,000
      Valuation Date immediately prior to 4th Benefit Year anniversary.....  $64,000      $64,000

Withdrawal Amount. If the Guaranteed Annual Income Effective Date occurred under the Lincoln Secured Retirement IncomeSM contract, the Guaranteed Annual
Income will continue under this Certificate, using the same Guaranteed Annual
Income calculation. If the Certificate Effective Date is not the same as the
Benefit Year anniversary date, you will receive only the amount of Guaranteed
Annual Income remaining from the Lincoln Secured Retirement IncomeSM contract for that Benefit Year until your next Benefit Year anniversary.

For those who have not previously requested a Guaranteed Annual Income
Effective Date, you may request to begin Guaranteed Annual Income withdrawals by submitting a request to the Home Office. The Valuation Date the request is approved is the Guaranteed Annual Income Effective Date. At that time, you will elect either the single life option or the joint life option of the Guaranteed
Withdrawal Benefit. After the Guaranteed Annual Income Effective Date, periodic withdrawals up to the Guaranteed Annual Income amount may be taken each Benefit
Year for your lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as the Guaranteed Annual Income amount is greater than zero. Guaranteed Annual Income withdrawals may be taken once you
(single life option) or the younger of you and your spouse (joint life option)
turn age 55. If the Guaranteed Annual Income Effective Date does not occur on a
Benefit Year anniversary, the Guaranteed Annual Income amount for the first year will be prorated based on the number of days remaining in that Benefit
Year.

Upon the Guaranteed Annual Income Effective Date, the Weighted Average
Guaranteed Annual Income ("WAGAI") percentage is calculated, based on your age
(single life option) or the age of the younger of you and your spouse (joint life option). After the Guaranteed Annual Income Effective Date, the Guaranteed
Annual Income amount percentage will increase on a Benefit Year anniversary on or after an applicable higher age band has been reached only after there has also been an Automatic Annual Step-up. The Automatic Annual Step-up must occur after the date you (or spouse if applicable) reached the higher age band. If an applicable age band has been reached and there has not also been an Automatic
Annual Step-up, then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If the entire
Guaranteed Annual Income amount is not withdrawn during a Benefit Year, there is no carryover of the remaining amount into the next Benefit Year.

Weighted Average Guaranteed Annual Income Percentage (WAGAI). Under the Lincoln
Secured Retirement IncomeSM contract and this Certificate, Guaranteed Annual
Income percentages were provided for different ages and for single and joint life options on different tables ("Tables"). The Current Table of Guaranteed
Annual Income Percentages by Ages is shown below. A WAGAI percentage will be used to calculate the Guaranteed Annual Income. A WAGAI percentage will be calculated based on the portion of Purchase Payments, Automatic Annual Step-Ups and Excess Withdrawals that are allocated to each Table that was in effect when
Purchase Payments were made. The percentage for each Table is determined according to this formula: (a) divided by (b) times (c); where

(a)        is the portion of the Income Base calculated on the basis of
           Purchase Payments made during the time the specific Table is in effect and adjusted by Automatic Annual Step-Ups and Excess
           Withdrawals;

(b)        is the total Income Base for all Tables;

(c)        is the applicable percentage for the age and measuring life option for that Table.

The percentage for each applicable Table will be calculated according to the formula above. Then the percentages determined for each Table will be added together to determine the WAGAI percentage. The WAGAI percentage will be recalculated following the date of an additional Purchase Payment, Automatic
Annual Step-Up or Excess Withdrawal. Excess Withdrawals will reduce the AAV and
Income Base on a pro rata basis according to the AAV and Income Base allocated to each Table.

The following example demonstrates how the WAGAI is calculated if Purchase
Payments are made while two different Tables are in effect:

      Total Purchase Payment during Year 1 (Table 1 in effect).........................  $ 5,000
      Automatic Step-Up of Income Base to market value on Benefit Year anniversary.....  $ 5,900
      Total Purchase Payments during Year 2 (Table 2 in effect)........................  $ 5,000
      Market loss so no Automatic Step-Up on Benefit Year anniversary..................  $10,900

                                                                              13

The Annuitant is age 60 on the Guaranteed Annual Income Effective Date. The
percentage rate for this Annuitant under Table 1 was 4% (single life). The percentage rate under Table 2 was 3.5%.

According to the formula above, at the end of year 2 the percentage attributed to the first Table is ($5,900 / $10,900 x 4%) = 2.16%. The percentage attributed to the second Table is ($5,000 / $10,900 x 3.5%) = 1.61%. Adding the
two rates together results in a WAGAI of 3.77%. This rate will be applied to the Total Income Base of $10,900 to produce a Guaranteed Annual Income amount of $410.93.

         Current Table of Guaranteed Annual Income Percentages by Ages

                                                Guaranteed             Guaranteed Annual Income
                                           Annual Income amount           amount percentage
Age                                  percentage (Single Life Option)     (Joint Life Option)
----------------------------------- --------------------------------- -------------------------

      At Least 55 and under 65.....                4%                           3.5%
      65-70........................                5%                           4.5%
      71+..........................                6%                           5.5%

   We may change the Table of Guaranteed Annual Income Percentages by Ages
   ("Table") for future Purchase Payments. We will provide you with notice of any change to the Table.

If the AAV is reduced to zero while receiving a Guaranteed Annual Income amount because of market performance or Guaranteed Withdrawal Benefit charges or asset charges, payments equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable). The remaining Income Base is not available as a lump sum withdrawal. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the Guaranteed Withdrawal Benefit
will terminate, and you will have no more rights or benefits under this contract.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals will decrease the AAV.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the AAV. The example assumes that the
Annuitant is age 58 (4% Guaranteed Annual Income percentage for single life option) on the Guaranteed Annual Income Effective Date, the Guaranteed Annual
Income Effective Date is on a Benefit Year anniversary, and the Income Base is
$200,000:

    AAV on the Guaranteed Annual Income Effective Date...............    $200,000
    Income Base on the Guaranteed Annual Income Effective Date.......    $200,000
    Initial Guaranteed Annual Income amount on the Guaranteed
    Annual Income Effective Date ($200,000 x 4%).....................    $  8,000
    AAV six months after Guaranteed Annual Income Effective Date.....    $210,000
    Income Base six months after Guaranteed Annual Income Effective
    Date.............................................................    $200,000
    Withdrawal six months after Guaranteed Annual Income Effective
    Date when Annuitant is still age 58..............................    $  8,000
    AAV after withdrawal ($210,000 - $8,000).........................    $202,000
    Income Base after withdrawal ($200,000 - $0).....................    $200,000
    AAV on next Benefit Year anniversary.............................    $205,000
    Income Base on next Benefit Year anniversary.....................    $205,000
    Guaranteed Annual Income amount on next Benefit Year
    anniversary......................................................    $  8,200

The Automatic Annual Step-up was available on the first Benefit Year anniversary and increased the Income Base to the AAV of $205,000. The
Guaranteed Annual Income amount also increased to $8,200 (4% x $205,000).

Purchase Payments added to the contract subsequent to the Guaranteed Annual
Income Effective Date will increase the Guaranteed Annual Income amount by an amount equal to the WAGAI percentage multiplied by the amount of the subsequent
Purchase Payment. For example, assuming an Annuitant is age 58 (single life option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income
Base) is in effect and an additional Purchase Payment of $10,000 is made (and the GAI rates had not changed), the new Guaranteed Annual Income amount that
Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual Income
payment amount will be recalculated immediately after a Purchase Payment is made. Note that the Benefit Year does not change so all withdrawals during the
Benefit Year, (withdrawals before and after the additional Purchase Payment), will count toward the Guaranteed Annual Income amount.

Purchase Payments (other than Rollover Money) into the contract cannot exceed
$500,000 in a Benefit Year.


Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed
Annual Income amount. The Guaranteed Annual Income amount, after the Income
Base is adjusted by an Automatic Annual Step-up, will be equal to the adjusted
Income Base multiplied by the applicable WAGAI percentage.

Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal)
that exceed the Guaranteed Annual Income amount at the time of the withdrawal, or are withdrawals made prior to the Guaranteed Annual Income Effective Date.
Withdrawals for the Guaranteed Withdrawal Benefit charge and asset charge are not treated as Excess Withdrawals.

When an Excess Withdrawal occurs:

o the Income Base is reduced by the same proportion that the Excess Withdrawal reduces the AAV. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and
o the Guaranteed Annual Income amount will be recalculated to equal the applicable WAGAI percentage multiplied by the new (reduced) Income Base
  (after the pro rata reduction for the Excess Withdrawal).

We will provide to you quarterly statements that will include the Guaranteed
Annual Income amount (as adjusted for Guaranteed Annual Income amount payments,
Automatic Annual Step-ups, Excess Withdrawals and additional Purchase Payments)
available for the Benefit Year, if applicable, in order to determine whether a withdrawal may be an Excess Withdrawal. Questions regarding Excess Withdrawals should be referred to the customer service number provided on the front page of this prospectus.

The following example demonstrates the impact of an Excess Withdrawal on the
Income Base, the Guaranteed Annual Income amount and the AAV. The Annuitant who is age 58 (single life option) makes a $12,000 withdrawal which causes a
$12,915.19 reduction in the Income Base. If there are multiple GAI tables in effect, the withdrawal will be deducted pro rata from the AAV allocated to each
GAI rate table.

Prior to Excess Withdrawal: AAV = $60,000 Income Base = $85,000

Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000)
After a $12,000 Withdrawal, $3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal.

The AAV is reduced by the amount of the Guaranteed Annual Income amount of
$3,400 and the Income Base is not reduced: AAV = $56,600 ($60,000 - $3,400)
Income Base = $85,000

The AAV is also reduced by the $8,600 Excess Withdrawal and the Income Base is
reduced by 15.19435%, the same proportion that the Excess Withdrawal reduced the $56,600 AAV ($8,600 - $56,600)

AAV = $48,000 ($56,600 - $8,600)

Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 -
$12,915.19 = $72,084.81)

On the following Benefit Year anniversary:

AAV = $43,000

Income Base = $72,084.81

Guaranteed Annual Income amount = $2,883.39 (4% x $72,084.81 Income Base)

In a declining market, Excess Withdrawals may significantly reduce the Income
Base as well as the Guaranteed Annual Income amount. If the Income Base or AAV is reduced to zero due to an Excess Withdrawal the Guaranteed Withdrawal
Benefit will terminate and you will have no more rights or benefits under this contract.

After the Guaranteed Annual Income Effective Date, withdrawals will be treated as within the Guaranteed Annual Income amount (even if they exceed the
Guaranteed Annual Income amount) only if the withdrawals are taken as systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code
Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:
 o Lincoln's monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD;

 o The RMD calculation must be based only on the AAV in this contract; and

 o No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).

If RMD withdrawals during a Benefit Year are less than the Guaranteed Annual
Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn. If a withdrawal, other than an RMD is made during the Benefit
Year, then all amounts withdrawn in excess of the greater of the Guaranteed
Annual Income amount or RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income.
See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

                                                                              15

Death Prior to the Annuity Commencement Date. The Guaranteed Withdrawal Benefit
has no provision for a payout of the Income Base upon death of the Annuitant. A
Death Benefit may be paid to the Beneficiary if the conditions set forth below are met. Payment of a Death Benefit terminates the Guaranteed Withdrawal
Benefit for you and your surviving spouse if applicable. All Death Benefit payments must be made in compliance with Internal Revenue Code Sections 72(s)
or 401(a)(9) as applicable as amended from time to time.

Upon the death of the Annuitant prior to the Guaranteed Annual Income Effective
Date or upon the Annuitant's death with the single life option, the Guaranteed
Withdrawal Benefit will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). A Death Benefit, as set forth below, may be available.

Upon the first death under the joint life option, the lifetime payout of the
Guaranteed Annual Income amount will continue for the life of the surviving spouse unless a Death Benefit is paid out if available. The Automatic Annual
Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Guaranteed Withdrawal Benefit will end and no further
Guaranteed Annual Income amounts are available (even if there was an Income
Base in effect at the time of the death). A Death Benefit, as set forth below, may be available upon the second death.

The Death Benefit is equal to the greater of:

 o the current AAV as of the Valuation Date we approve the payment of the claim; or
 o the sum of all Purchase Payments into the AAV decreased by withdrawals.
   Excess Withdrawals reduce the sum of all Purchase Payments in the same proportion that Excess Withdrawals reduced the AAV. All other withdrawals reduce the sum of all Purchase Payments by the dollar amount of the withdrawal.

The value of the Death Benefit will be determined as of the date on which the death claim is approved for payment. This payment will occur upon receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o our receipt of all required claim forms, fully completed.

If the Death Benefit becomes payable upon the death of the Annuitant, the
Beneficiary may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. Federal tax law requires that an annuity election be made no later than 60 days after we receive satisfactory notice of death as discussed previously.

If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to the laws and regulations governing payment of Death Benefits. This payment may be postponed as permitted by the 1940 Act.

All Death Benefit payments will be subject to the laws and regulations governing Death Benefits.

The tax code requires that any distribution be paid within five years of the death of the Annuitant unless the Beneficiary begins receiving, within one year of the Annuitant's death, the distribution in the form of a life annuity or an annuity for a designated period not exceeding the Beneficiary's life expectancy.

Termination. You may terminate the contract, including the Guaranteed
Withdrawal Benefit, by notifying us in writing and surrendering your
Certificate.

The Guaranteed Withdrawal Benefit will automatically terminate:

 o on the Annuity Commencement Date; or

 o upon the death of the Annuitant prior to the Guaranteed Annual Income
Effective Date or under the single life option; or

 o upon the death of the survivor under the joint life option; or

 o when the Income Base or AAV is reduced to zero due to an Excess Withdrawal.

The termination of the Guaranteed Withdrawal Benefit will not result in any increase in AAV equal to the Income Base. Upon effective termination of the
Guaranteed Withdrawal Benefit, the benefits and charges provided by the
Certificate will terminate and any AAV must be removed from this contract.

Surrenders and Withdrawals

Before the Annuity Commencement Date, we will allow the surrender of your
Certificate or a withdrawal of a portion of the AAV upon your written request, subject to the conditions of the Certificate discussed below. Surrender or withdrawal rights after the Annuity Commencement Date depend on the Annuity
Payout option selected.

The amount available upon surrender/withdrawal is the AAV at the end of the
Valuation Period during which the written request for surrender/withdrawal is received at the Home Office if the request is received in Good Order before
4:00 p.m. New York time or the close of trading of the New York Stock Exchange if earlier. If we receive a surrender or withdrawal request in Good Order at or after 4:00 p.m., New York time, we will process the request using the
Accumulation Unit value computed on the next Valuation Date.


Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the home office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this prospectus. See Federal Tax Matters.

Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or

 o when the SEC so orders for your protection.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a Purchase Payment and/or deny payment of a request for transfers, withdrawals, surrenders, or Death Benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about your account to government regulators.

Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the
Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be "escheated". This means that the Death
Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Annuitant last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation.

To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your
Beneficiary designations by filing a Beneficiary change form with our Home
Office.

Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940
Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Ownership

The owner of this group annuity contract on the date of issue will be the
Lincoln Financial Group Trust Company.

As Annuitant and as the individual for whom the IRA and/or Roth IRA is established, you have all rights as described in this Certificate. According to
Indiana law, the assets of the VAA are held for the exclusive benefit of all
Annuitants and their designated Beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified contracts may not be assigned or transferred except as permitted by applicable law and upon written notification to us. Assignments may have an adverse impact on any Death Benefits or benefits offered under living benefit riders in this product and may be prohibited under the terms of a particular feature. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.

Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life.
This prospectus provides a general description of the material features of this
Certificate or of the contract. Contracts, Certificates, endorsements and riders may vary as required by state law. Questions about your Certificate or this contract should be directed to us at 1-800-341-0441.

Annuity Payouts

The Certificate provides optional forms of payouts of annuities (annuity options), each of which is payable on a fixed basis. The Certificate provides that all or part of the AAV may be used to purchase an Annuity Payout option.

You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. If the payouts would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. The amount of each Annuity Payout will depend upon the frequency of payout you select. For example, if you select frequent payments (e.g., monthly), the amount of each payout will be lower than if you choose a less frequent payout
(e.g., annual installments). Also, the amount of each Annuity Payout will depend upon the duration of payout you select. For example, if you choose the
Life Annuity option, the amount of each payout likely will be higher than if you choose the Joint Life Annuity since the Life Annuity assumes a shorter period of time than the Joint Life Annuity. Following are explanations of the annuity options available.

                                                                              17

Annuity Options

Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10, 15 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Annuitant.

Life Annuity. This option offers a periodic payout during the lifetime of the
Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries.
However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint
Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

If any payee dies after an Annuity Payout becomes operative, then we will pay the following to the payee's estate (unless otherwise specified in the election option):

the present value of unpaid payments under the payouts guaranteed for designated period or life annuity with payouts guaranteed for designated period;
 o the amount payable at the death of the payee under the unit refund life annuity; or
 o the proceeds remaining with Lincoln Life under the payouts guaranteed for designated amount or interest income, if available.

If the annuity settlement has been selected and becomes operative, when the last payee dies, we will pay the remainder of the contract in a single sum to the last payee's estate (unless otherwise specified in the election option).

General Information

None of the options listed above currently provides withdrawal features, permitting you to withdraw commuted values as a lump sum payment. Other options, with or without withdrawal features, may be made available by us.
Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401 (a)(9) of the tax code, if applicable.

You must give us at least 30 days notice before the date on which you want payouts to begin. If proceeds become available to a Beneficiary in a lump sum, the Beneficiary may choose any Annuity Payout option. We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

Unless you select another option, the contract automatically provides for a life annuity with Annuity Payouts guaranteed for 10 years except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the
Annuitant's death (or surviving Annuitant's death in case of joint life annuity) will be paid to the Beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.

Once you begin to receive Annuity Payouts, you cannot change the payout option, payout amount, or payout period.

Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules found in the Internal Revenue Code
("Code"), Treasury Regulations and applicable IRS guidance to your individual situation.

Qualified Retirement Plans

We designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called
"qualified contracts." We issue contracts for use with various types of qualified retirement plans. The Federal income tax rules applicable to those plans are complex and varied. As a


result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified retirement plans. Persons planning to use the contract in connection with a qualified retirement plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified retirement plans may include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)

 o H.R. 10 or Keogh Plans (self-employed individual plans)

 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)

We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan's terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Deferral on Earnings

The Federal income tax law generally does not tax any increase in your Contract
Value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The Annuity Commencement Date must not occur near the end of the Annuitant's life expectancy.

Investments in the VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." Treasury regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the
VAA will be considered "adequately diversified."

Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example,
 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified retirement plan and the plan Participant's specific circumstances (e.g., the
   Participant's compensation).

 o Minimum annual distributions are required under some qualified retirement plans once you reach age 70 1/2 or retire, if later as described below.

 o Under most qualified plans, such as a traditional IRA, the owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. Other qualified plans may allow the
   Participant to take required distributions upon the later of reaching age
   70 1/2 or retirement.

Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.

                                                                              19

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the Participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Required Minimum Distributions (RMDs)

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by April 1 of the year following the year you attain age 70 1/2 or retire, if later. You are required to take distributions from your traditional IRAs by April 1 of the year following the year you reach age
70 1/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

Treasury regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under these regulations, the presence of an enhanced Death
Benefit, or other benefit, if any, may require you to take additional distributions. An enhanced Death Benefit is any Death Benefit that has the potential to pay more than the contract value or a return of purchase payments.
Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Tax on Early Distributions from Qualified Retirement Plans

The tax code may impose a 10% penalty tax on an early distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, the 10% penalty tax will not apply to any of the following withdrawals, surrenders, or annuity payouts:

 o Distribution received on or after the Annuitant reaches 591/2
 o Distribution received on or after the Annuitant's death or because of the
Annuitant's disability (as defined in the tax law)
 o Distribution received as a series of substantially equal periodic payments based on the Annuitant's life (or life expectancy), or
 o Distribution received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified retirement plans. However, the specific requirements of the exception may vary.

Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the
Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is a qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after
December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Taxation of Death Benefits

We may distribute amounts from your contract because of your death. Federal tax rules may limit the payment options available to your Beneficiaries. If your spouse is your Beneficiary, your surviving spouse will generally receive special treatment and will have more available payment options. Non-spouse
Beneficiaries do not receive the same special treatment. Payment options may be further limited depending upon whether you reached the date upon which you were required to begin minimum distributions. The Pension Protection Act of 2006
("PPA") permits non-spouse Beneficiary rollovers to an "inherited IRA"
(effective January 1, 2007).

Transfers and Direct Rollovers

As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001
("EGTRRA"), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b)
non-governmental tax-exempt plans. The PPA permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distribution after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers or after-tax amounts). If the applicable rules are not followed, you may incur adverse
Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice


explaining tax withholding requirements (see Federal Income Tax Withholding).
We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

The IRS issued Announcement 2014-15 following the Tax Court's decision in
Bobrow v. Commissioner, T.C. Memo. 2014-21. In the Announcement, the IRS stated
its intent to apply the one-rollover-per-year limitation of 408(d)(3)(B) on an aggregate basis to all IRAs that an individual owns. This means that an individual cannot make a tax-free IRA-to-IRA rollover if he or she has made such a rollover involving any of the individual's IRAs in the current tax year.
If an intended rollover does not qualify for tax-free rollover treatment, contributions to your IRA may constitute excess contributions that may exceed contribution limits. This one-rollover-per-year limitation does not apply to direct trustee-to-trustee transfers.

Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The
Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts.
The IRS requires that tax be withheld, even if you have requested otherwise.
Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.

Special Considerations for Same-Sex Couples

The U.S. Supreme Court recently held same-sex spouses who have been married under state law will now be treated as spouses for purposes of federal law. You are strongly encouraged to consult a tax advisor before electing spousal rights under the contract.

Nonqualified Annuity Contracts

A nonqualified annuity is a contract not issued in connection with an IRA or a qualified retirement plan receiving special tax treatment under the tax code.
These contracts are not intended for use with nonqualified annuity contracts.
Different federal tax rules apply to nonqualified annuity contracts. Persons planning to use the contract in connection with a nonqualified annuity should obtain advice from a tax advisor.

Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any
Federal income tax liability on the income and gains earned by the VAA.
However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If
Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the
IRS, and the courts may modify these authorities, sometimes retroactively.

Voting Rights

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the fund. The voting will be done according to the instructions of the contractowners or Annuitants who have interests in the
Subaccount which invests in the fund. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, fractional shares will be recognized.

The underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each Annuitant provide their voting instructions to us. Even though you may choose not to provide voting instruction, the shares of a fund to which such you would have been entitled to

                                                                              21

provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of Annuitants could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a Subaccount proxy voting material, reports and other materials relating to the fund. Since the fund engages in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.

Distribution of the Contracts
Lincoln Financial Distributors ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with Lincoln Financial Advisors ("LFA"), also an affiliate of ours. The
Principal Underwriter has also entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal
Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and The Principal Underwriter to various parties.

Compensation Paid to LFA. The maximum compensation the Principal Underwriter pays to LFA is 1.00% based on assets in the retirement plan, which include assets in this contract. Alternatively, LFA may elect to receive a lower rate of compensation.

Lincoln Life also pays for the operating and other expenses of LFA, including the following sales expenses: sales representative training allowances;
compensation and bonuses for LFA's management team; advertising expenses; and
all other expenses of distributing the contracts. LFA pays its sales representatives a portion of the commissions received for their sales of contracts. LFA sales representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with
LFA. Non-cash compensation items may include conferences, seminars, trips, entertainment, merchandise and other similar items. In addition, LFA sales representatives who meet certain productivity, persistency and length of service standards and/or their managers may be eligible for additional compensation. Sales of the contracts may help LFA sales representatives and/or their managers qualify for such benefits. LFA sales representatives and their managers may receive other payments from us for services that do not directly involve the sale of the contracts, including payments made for the recruitment and training of personnel, production of promotional literature and similar services.

Compensation Paid to Unaffiliated Selling Firms. The maximum compensation the
Principal Underwriters pays to Selling Firms, other than LFA, is 1.00% based on assets in the retirement plan, which include assets in this contract.
Alternatively, some Selling Firms may elect to receive a lower rate of compensation. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for:
(1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; and (5) inclusion in the financial products the Selling Firm offers.

Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling
Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms.
The terms of any particular agreement governing compensation may vary among
Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2013 is contained in the Statement of Additional Information (SAI).

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of


the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. Commissions and other incentives or payments described above are not charged directly to contract owners or the Fund. All compensation is paid from our resources, which include fees and charges imposed on your contract.

Return Privilege

Within the free-look period after your Certificate is issued, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln
National Life Insurance Company at PO Box 2340, Fort Wayne, IN 46801-2340. A
Certificate canceled under this provision will be void. Except as explained in the following paragraph, we will return the AAV as of the Valuation Date on which we receive the cancellation request. A purchaser who participates in the
VAA is subject to the risk of a market loss on the AAV during the free-look period.

For Certificates issued in those states whose laws require that we assume this market risk during the free-look period, a Certificate may be canceled, subject to the conditions explained before, except that we will return the greater of the Purchase Payment(s) or AAV as of the Valuation Date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of Purchase Payments or AAV as of the
Valuation Date on which we receive the cancellation request.

State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana
Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon
Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.

Other Information
You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the
Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.

Legal Proceedings
In the ordinary course of its business and otherwise, the Company and its subsidiaries or its separate accounts and Principal Underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of its business. In some instances, the proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief.

After consultation with legal counsel and a review of available facts, it is management's opinion that the proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of the Company and its subsidiaries, or the financial position of its separate accounts or Principal
Underwriter. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to the Company's operating results for any particular reporting period. Please refer to the Statement of Additional
Information for possible additional information regarding legal proceedings.

                                                                              23

Statement of Additional Information
Table of Contents for Lincoln National Variable Annuity Account L

Item                                                Page

Special Terms                                      B-2
Services                                           B-2
Principal Underwriter                              B-2
Purchase and Pricing of Securities Being Offered   B-2
Determination of Accumulation Unit Value           B-2
Capital Markets                                    B-3
Advertising & Ratings                              B-3
Unclaimed Property                                 B-3
Other Information                                  B-4
Financial Statements                               B-4

For a free copy of the SAI complete the form below.

                Statement of Additional Information Request Card

                Lincoln Retirement Income RolloverSM Version 1
                  Lincoln National Variable Annuity Account L

 Please send me a free copy of the current Statement of Additional Information for Lincoln National Variable Annuity Account L / Lincoln Retirement Income
RolloverSM Version 1.

                                 (Please Print)

Name: -------------------------------------------------------------------------
Address: ----------------------------------------------------------------------
City --------------------------------------------------- State ---------
Zip ---------

Mail to: The Lincoln National Life Insurance Co., P.O. Box 2340, Fort Wayne,
Indiana 46801


                      (This page intentionally left blank)

                      [THIS PAGE INTENTIONALLY LEFT BLANK]


Lincoln Retirement Income RolloverSM Version 1

Lincoln National
Variable Annuity Account L (Registrant)

The Lincoln National Life Insurance Company (Depositor)

Statement of Additional Information (SAI)

This SAI should be read in conjunction with the Lincoln Retirement Income
RolloverSM Version 1 prospectus of Lincoln National Variable Annuity Account L dated ______, 2014. You may obtain a copy of the Lincoln Retirement Income
RolloverSM Version 1 prospectus on request and without charge. Please write
Customer Service, The Lincoln National Life Insurance Company, PO Box 2340,
Fort Wayne, IN 46802, or call 1-800-341-0441.

Table of Contents

Item                                             Page

Special Terms                                   B-2
Services                                        B-2
Principal Underwriter                           B-2
Purchase of Securities Being Offered            B-2
Determination of Accumulation and Annuity Unit
Value                                           B-2

Item                                            Page

Capital Markets                                 B-3
Advertising & Ratings                           B-3
Unclaimed Property                              B-3
Other Information                               B-4
Financial Statements                            B-4

This SAI is not a prospectus.

The date of this SAI is ______, 2014.


Special Terms

The special terms used in this SAI are the ones defined in the prospectus.

Services

Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, One Commerce
Square, 2005 Market Street, Suite 700, Philadelphia, Pennsylvania, 19103, has
audited a) our financial statements of the Lincoln National Variable Annuity
Account L as of December 31, 2013 and for the year then ended and the statement of changes in net assets for each of the years in the two year period ended
December 31, 2013; and b) our consolidated financial statements of The Lincoln
National Life Insurance Company as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to
Lincoln Life. We have entered into an agreement with The Bank of New York
Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania,
15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.

Principal Underwriter
Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of Lincoln Life, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering. The
Principal Underwriter offers the contracts through sales representatives, who are associated with Lincoln Financial Advisors Corporation and/or Lincoln
Financial Securities Corporation (collectively, "LFN"), our affiliates. The
Principal Underwriter also may enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. LFD, acting as Principal Underwriter, paid $1,864,104, $1,720,320 and $1,746,647 to
LFN and Selling Firms in 2011, 2012 and 2013 respectively, as sales compensation with respect to all the contracts offered under the VAA. The
Principal Underwriter retained no underwriting commissions for the sale of the contracts.

Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section
Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the Annuity Commencement Date, there are exchange privileges between Subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The
Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.

Determination of Accumulation and Annuity Unit Value
A description of the days on which Accumulation and Annuity Units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day,
President's Day, Good Friday, Memorial Day, Independence Day, Labor Day,
Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

                                                                             B-2

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United
States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.

Capital Markets

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.

Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Our financial strength is ranked and rated by nationally recognized independent rating agencies. The ratings do not imply approval of the product and do not refer to the performance of the product, or any separate account, including the underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically.
Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. The current outlook for the insurance subsidiaries is stable for Moody's, A.M. Best, Fitch, and Standard & Poor's. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. For more information on ratings, including outlooks, see www.LincolnFinancial.com/investor.

Annuity Payout Illustrations. These will provide an initial benefit payment based in part on the Annuitant, the Contract Value and the fixed and/or variable Annuity Payout option elected. In addition, variable Annuity Payout illustrations may show the historical results of a variable payout in a
Subaccount of the VAA.

Compound Interest Illustrations - These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax savings through tax deferral; the potential advantage of the variable annuity account over the fixed account; and
the compounding effect when a client makes regular deposits to his or her contract.

Internet - An electronic communications network which may be used to provide information regarding Lincoln Life, performance of the subaccounts and advertisement literature.

Unclaimed Property
During 2013, a Global Resolution Agreement entered into by us and a third party auditor became effective upon its acceptance by the unclaimed property departments of 41 states and jurisdictions. Under the terms of the Global
Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master
Death File ("SSMDF") to identify deceased insureds and contractholders where a valid claim has not been made. Also in December 2013, a Regulatory Settlement
Agreement entered into by us to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The final agreement covers 52 states and jurisdictions. The
Regulatory Settlement Agreement applies prospectively and requires us to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are conducting examinations and audits of our compliance with unclaimed property laws and considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in: (1)
additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in our practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

B-3

Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of Contractowners under the variable life accounts could conflict with those of Contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.

Financial Statements

(To be filed by amendment)

                                                                             B-4